Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-170492 February 17, 2011

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The iShares Silver Trust is not a standard ETF. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus.

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Profile	as of xx/xx/xxxx

NAV Summary

[Chart]

Total Net Assets			$	xxxxxxx
Sponsor’s Fee				0.50%
Shares Outstanding				xxxxxxx
Total Holdings as of xx/xx/xxxx				1
Inception Date				4/21/2006
Ounces of Silver in Trust				xxxxxxx
Tonnes of Silver in Trust [i] One metric tonne is equivalent to 1,000 kilograms or 32,150.7465 troy ounces.				xxxxx.xx
Indicative Basket Silver Amount				xxxxx.xx
Basket Silver Amount				xxxxx.xx
NAV per SLV in Silver [i] Current basket of silver in ounces as a percentage of inception basket size of 500,000 ounces.				xx.xx	%
Related Index				xxxxxxx
Net Asset Value as of xx/xx/xxxx	xx.xxx	%	$ $	xx.xx xx.xx
Price as of xx/xx/xxxx

The performance quoted represents past performance and does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor’s shares, when sold, may be worth more or less than the original cost. Current performance may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling toll-free 1-800-iShares (1-800-474-2737) or by visiting www.iShares.com.

Avg Annualized Total Returns (NAV)

Quarterly, as of xx/xx/xxxx

	SLV		Benchmark		SLV Market Price
1 Year	xx.xx	%	xx.xx	%	xx.xx	%
3 Year	xx.xx	%	xx.xx	%	xx.xx	%
5 Year	xx.xx	%	xx.xx	%	xx.xx	%
10 Year	xx.xx	%	xx.xx	%	xx.xx	%
Since Inception	xx.xx	%	xx.xx	%	xx.xx	%

Source: Bloomberg. The iShares Silver Trust’s silver and other assets are valued on the basis of each day’s announced London Silver Fix, the price for an ounce of silver set by three market making members of the London Bullion Market Association, minus all accrued fees, expenses and liabilities.

Fees & Expenses
Sponsor’s Fee	0.50%

Fundamentals	as of xx/xx/xxxx
Beta (vs S&P 500) [i] Beta measures the risk of the fund compared to market benchmark. Statistically, it is the covariance of the fund and benchmark, divided by the variance of the benchmark.	xxxxxxx

Standard Deviation (3 year)

[i] The Standard Deviation is the statistical measure of the degree to which an individual value in a probability distribution tends to vary from the mean of the distribution. It is widely applied in modern portfolio theory, where the past performance of securities is used to determine the range of possible future performance, and a probability is attached to each performance.

xxxxxxx

Premium/Discount	as of xx/xx/xxxx

Premium/Discount

[i] The Premium/Discount table presents information about the difference between the daily market price for shares of the Trust and the Trust’s net asset value. The market price is determined using the midpoint between the highest bid and the lowest offer on the listing exchange, as of the time that the Trust’s NAV is calculated (usually 4:00 pm Eastern time). The table above shows the premium or discount expressed as a percentage of NAV. Although market makers will generally take advantage of differences between the NAV and the trading price of the Trust shares through arbitrage opportunities, there is no guarantee that they will do so. There is no guarantee an active trading market will develop for the shares, which may result in losses on your investment at the time of disposition of your shares.

	xx.xx	%
NAV	$ xxx.xxx

[i] NAV is the price per share at which the Trust issues and redeems shares, calculated by the Trust accountants.

Mid-Point

[i] The Bid/Ask Mid-point (Market Price) is the midpoint between the highest and the lowest offer on the listing exchange, as of the time that the Trust’s NAV is calculated (usually 4:00pm Eastern time)

	$	xxx.xxx
Closing Price [i] The Closing Price is the price of the last reported trade on any major market.	$	xxx.xxx

Trading Information

Ticker [i] The Exchange Trading Symbol is used to find the price at which the Trust last traded on the stock exchange it is listed on. Shares of the Trust trade on the NYSE Arca Exchange.	SLV
Related Index	SLVRLN<index>
NAV	SLV.NV
Underlying Trading Value	SLV.IV
Shares Outstanding	SLV.SO
CUSIP	46428Q109

iShares Silver Trust (the “Silver Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Silver Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Silver Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

London Silver Fix Price returns are for illustrative purposes only and do not represent actual iShares Silver Trust performance. London Silver Fix Price returns do not reflect any fees, transaction costs or expenses. London Fix is the price per ounce of silver set by three market making members of the London Bullion Market Association at approximately 12:00 noon, London time, on each working day.

BlackRock Asset Management International Inc. (“BAMII”) is the sponsor of the Silver Trust. BlackRock Fund Distribution Company (“BFDC”), a subsidiary of BAMII, assists in the promotion of the Silver Trust. BAMII is an affiliate of BlackRock, Inc.

Investing involves risk, including possible loss of principal. Because shares of the iShares Silver Trust are expected to reflect the price of the silver held by the iShares Silver Trust, the market price of the shares will be as unpredictable as the price of silver has historically been. Additionally, shares of the Silver Trust are bought and sold at market price (not NAV). Brokerage commissions will reduce returns.

Shares of the Silver Trust are created to reflect, at any given time, the market price of silver owned by the trust at that time less the trust’s expenses and liabilities. The price received upon the sale of shares of the iShares Silver Trust, which trade at market price, may be more or less than the value of the silver represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of risk factors relative to the Silver Trust, carefully read the prospectus.

Following an investment in the iShares Silver Trust, several factors may have the effect of causing a decline in the prices of silver and a corresponding decline in the price of the shares. Among them: (i) A change in economic conditions, such as a recession, can adversely affect the price of silver. Silver is used in a wide range of industrial applications, and an economic downturn could have a negative impact on its demand and, consequently, its price and the price of the shares. (ii) A significant change in the attitude of speculators and investors towards silver. Should the speculative community take a negative view towards silver, a decline in world silver prices could occur, negatively impacting the price of the shares. (iii) A significant increase in silver price hedging activity by silver producers. Traditionally, silver producers have not hedged to the same extent as other producers of precious metals (gold, for example) do. Should there be an increase in the level of hedge activity of silver producing companies, it could cause a decline in world silver prices, adversely affecting the price of the shares.

Although shares of the iShares Silver Trust may be bought or sold on the exchange through any brokerage account, shares are not redeemable except in large aggregated units called Baskets.

The amount of silver represented by shares of the iShares Silver Trust will decrease over the life of the iShares Silver Trust due to sales necessary to pay the sponsor’s fee and iShares Silver Trust expenses. Without increase in the price of silver sufficient to compensate for that decrease, the price of the iShares will also decline, and investors will lose money on their investment in the iShares. The Silver Trust will have limited duration. The liquidation of the trust may occur at a time when the disposition of the trust’s silver will result in losses to investors.

Although market makers will generally take advantage of differences between the NAV and the trading price of Silver Trust shares through arbitrage opportunities, there is no guarantee that they will do so. There is no guarantee an active trading market will develop for the shares, which may result in losses on your investment at the time of disposition of your shares. The value of the shares of the Silver Trust will be adversely affected if silver owned by the trust is lost or damaged in circumstances in which the Silver Trust is not in a position to recover the corresponding loss. The Silver Trust is a passive investment vehicle. This means that the value of your shares may be adversely affected by trust losses that, if the trust had been actively managed, might have been possible to avoid.

Shares of the iShares Silver Trust are not deposits or other obligations of or guaranteed by BlackRock, Inc., and its affiliates, and are not insured by the Federal deposit Insurance Corporation or any other governmental agency.

When comparing commodities and the iShares Silver Trust, it should be remembered that the sponsor’s fee associated with the Trust is not borne by investors in individual commodities. Buying and selling shares of the iShares Silver Trust will result in brokerage commissions. Because the expenses involved in an investment in physical silver will be dispersed among all holders of shares of the Silver Trust, an investment in the Silver Trust may represent a cost-efficient alternative to investments in silver for investors not otherwise able to participate directly in the market for physical silver.

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< Asset Class	iShares logo

Overview | Documents

SLV – Silver Trust [Header]
[pdf icon] Fact Sheet
[pdf icon] Prospectus
[excel icon] Historical Returns
[excel icon] NAV/Index History
[excel icon] Historical Data

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